November 26, 2024

Joseph La Rosa
Chief Executive Officer
La Rosa Holdings Corp.
1420 Celebration Blvd., 2nd Floor
Celebration, FL 34747

       Re: La Rosa Holdings Corp.
           Registration Statement on Form S-3
           Filed November 22, 2024
           File No. 333-283423
Dear Joseph La Rosa:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3 filed November 22, 2024
General

1. We note that you filed a Form 12b-25 on March 29, 2024 to extend the filing deadline for your annual report on Form 10-K for the year ended December 31, 2023 and that you subsequently filed your Form 10-K on April 16, 2024, although the deadline to file the Form 10-K was April 15, 2024. As a result, your 10-K for the the year ended
       December 31, 2023 was not timely filed and it appears that the company is not S-3 eligible. Please tell us why you believe you are eligible to file on Form S-3, or amend your registration statement to file on an appropriate form.
2. Please be advised that we will not be in a position to declare your registration statement effective until we resolve any issues concerning the outstanding Staff comment on your annual report on Form 10-K for the year ended December 31, 2023.
 November 26, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Isabel Rivera at 202-551-3518 or Jeffrey Gabor at 202-551-2544 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Ross Carmel